Exhibit 99.39

NOT FOR DISTRIBUTION TO U.S. NEWSWIRES OR DISSEMINATION IN THE UNITED STATES

BESPOKE CAPITAL ACQUISITION CORP. ANNOUNCES CLASS A RESTRICTED VOTING

SHARES AND WARRANTS TO COMMENCE TRADING SEPARATELY ON

SEPTEMBER 24, 2019

Class A Restricted Voting Shares to trade on the Toronto Stock Exchange under the symbol

“BC.U” and Warrants to trade under the symbol “BC.WT.U”

Toronto, Ontario – September 23, 2019 – Bespoke Capital Acquisition Corp. (“BCAC”) announces that the securities comprising BCAC’s Class A restricted voting units (TSX: BC.V), being one Class A restricted voting share (each, a “Class A Restricted Voting Share”) and one-half of a share purchase warrant (each whole share purchase warrant, a “Warrant”), will commence trading separately on the Toronto Stock Exchange on September 24, 2019. The Class A Restricted Voting Shares and Warrants will trade under the symbols “BC.U” and “BC.WT.U”, respectively.

This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933. Copies of the final prospectus will be available on SEDAR at www.sedar.com.

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, a qualifying acquisition within a specified period of time.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bespoke Capital Acquisition Corp.

Mark Harms

Director

information@bespokecp.com